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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-20558


(Check One):                                            CUSIP NUMBER 640938-10-5

[X] Form 10-K       [ ] Form 20-F       [ ] Form 10-Q       [ ]Form N-SAR


     For Period Ended:  December 31, 2002
                        --------------------------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR


     For Transition Period Ended:
                                 -----------------------------------------------

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     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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  Full Name of Registrant: Networks Associates, Inc.
  Address of Principal Executive Office (Street and Number): 3965 Freedom Circle City, State and Zip Code: Santa Clara, CA 95054
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PART II -- RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reasons described in reasonable detail in Part II I of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the
       [X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant' s statement or other exhibit required by
                  Rule 12b- 25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The current year financial statements have not yet been finalized due to the matters set forth in the press release attached hereto as attachment A. The registrant will endeavor to file the Form 10-K on or before the fifteenth calendar day following the prescribed filing due date. However, there can be no assurance that the deadline can be met.

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PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification.


          Stephen C. Richards           (408)               988-3832
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               (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             Networks Associates, Inc.
            ------------------------------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  March 28, 2003                     By: /s/ Stephen C. Richards
                                           ----------------------------------
                                               Stephen C. Richards
                                                  Chief Operating Officer and
                                           Chief Financial Officer

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                                                                    ATTACHMENT A

       NETWORK ASSOCIATES TO RESTATE FISCAL 2000, 1999 AND 1998 FINANCIAL
                  RESULTS; COMPANY TO POSTPONE FORM 10K FILING

SANTA CLARA, Calif., March 26, 2003 -- Network Associates, Inc. (NYSE: NET) announced today that it will postpone the filing of its 2002 Form 10-K, due on March 31, 2003, in order to restate its prior financial results for fiscal 2000, 1999 and 1998. The Securities and Exchange Commission and Department of Justice investigations into the 2000, 1999 and 1998 financial statements are ongoing.
As a result of information obtained in connection with those investigations, the Company has determined to restate the financial statements for those periods. The restatement will reflect revenue on sales to distributors on a sell-through basis (which is how Network Associates has reported sales to distributors since the beginning of 2001). The restatement may also include other matters addressed by the government investigations. Network Associates does not anticipate that the restatement will affect results for fiscal 2001 or subsequent periods, except insofar as some of the adjustments to fiscal 2000 postpone revenue recognition and related costs on distributor sales into 2001. Network Associates will endeavor to file the 2002 Form 10-K incorporating the restated financials for 2000, 1999 and 1998 as promptly as reasonably possible.


     Network Associates will host a conference call today at 8:30 a.m. Eastern, 5:30 a.m. Pacific. Participants should call 877-601-3549 (domestic) or 312-470-7476 (international), pass code: NET. Attendees should dial in at least 15 minutes prior to the conference call. A playback of the call will be available through April 25, 2003 by calling 800-756-6991 (domestic) or 402-998-0457 (international), pass code: NET.

ABOUT NETWORK ASSOCIATES

With headquarters in Santa Clara, Calif., Network Associates, Inc. is a leading supplier of network security and availability solutions. Network Associates? is comprised of three product groups: McAfee? Security, delivering world-class anti-virus and security products; Sniffer? Technologies, a leader in network availability and system security; and Magic Solutions?, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972- 308-9960 or on the Internet at http://www.networkassociates.com.

                                      ###

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NOTE:  Network Associates, McAfee, Sniffer and Magic Solutions are registered trademarks of Network Associates, Inc. and/or its affiliates in the United States and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.

SAFE HARBOR STATEMENT

The foregoing news release contains forward-looking statements. Forward-looking statements include those regarding the impact of the planned restatement on fiscal 2001 and subsequent periods; the possibility that the planned restatement may include other matters raised by the SEC and DOJ investigations; and the timing for filing the 2002 Form 10-K. Actual results may vary, perhaps materially, from those contained in the forward- looking statements, based upon the Company's preparation of the restated financial statements, review of those statements by the Company's outside auditors, and discussions with the SEC and DOJ. The full impact of the planned restatement and the time for filing the 2002 Form 10-K is unknown at this time and filing we may be delayed, for among other reasons, to address matters raised by the SEC and DOJ.